UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2022

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐       No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 10, 2022

The Company has decided to revise the agenda for the Annual General Meeting of Shareholders that will be held today, Thursday, November 10, 2022 (the “Meeting”), by removing Item B, the proposal to re-appoint Mr. Rafi Amit as Chairman of the Company’s Board of Directors while continuing to serve as the Company's CEO, from the agenda, in order to further discuss the matter internally and with our shareholders.

No change is made to any other item on the agenda for the Meeting.

For additional information, please see the Proxy Statement for the Meeting dated October 6, 2022, at:
https://www.sec.gov/Archives/edgar/data/1109138/000117891322003599/zk2228545.htm